Hatteras Alternative Mutual Funds Trust
6601 Six Forks Road, Suite 340
Raleigh, North Carolina 27615

 April 8, 2016

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Hatteras Alternative Mutual Funds Trust (the “HAMFT Trust”) Registration Statement on Form N-14 File No. 333-210107

Dear Mesdames Rossotto and DiAngelo Fettig:

Attached for filing, please find Pre-Effective Amendment No. 1 to the HAMFT Trust’s Registration Statement on Form N‑14 with respect to the Hatteras Managed Futures Strategies Fund (the “Acquiring Fund” or the “Fund”), a series of the HAMFT Trust, in connection with the reorganization (the “Reorganization”) of the Managed Futures Strategies Portfolio (the “Target Portfolio” or the “Portfolio”), a series of the Underlying Funds Trust (the “UFT Trust”), into the Acquiring Fund. The purpose of this filing is to respond to comments that the HAMFT Trust received from you on April 6, 2016 with respect to the Form N-14. For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the HAMFT Trust, on behalf of the Fund, acknowledges that:

(1)	the HAMFT Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the HAMFT Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1.	Please file an auditor’s consent with respect to the HAMFT Trust.

Response:	The consent of the HAMFT Trust’s independent registered public accounting firm will be filed with the pre-effective amendment to the HAMFT Trust’s Registration Statement on Form N-14.

Comment 2.	Please confirm which entity will be the accounting survivor and provide an analysis under North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

Comment 4.	In the shareholder letter, first paragraph, please clarify that the Acquiring Fund primarily invests in only one underlying fund. Additionally, please consider whether the use of the term “trading advisor” is meaningful to investors, and if not, please consider using a different term.

Response:	The second sentence of the above-referenced paragraph has been revised to read as follows:
The Acquiring Fund is advised by Hatteras Funds, LP (“Hatteras Funds”) and operates using a fund-of-funds structure in which substantially all of the assets of the Acquiring Fund are invested in the Managed Futures Strategies Portfolio (the “Target Portfolio”), a series of the Underlying Funds Trust, a Delaware statutory trust (the “UFT Trust”).
Additionally, the HAMFT Trust has considered its use of the term “trading advisor” and believes that such term effectively conveys to investors that such firms are engaged in providing advice regarding the trading of commodity interests, as opposed to the term “investment sub-advisor,” which is typically associated with registered investment advisers that provide advice regarding securities. The HAMFT Trust notes that the term “trading advisor” has been used by the Acquiring Fund in its registration statement since the Fund’s inception.

Comment 5.	Please confirm that no changes are being proposed to the net fees and expenses paid by shareholders of the Acquiring Fund as a result of the Reorganization.

Response:	The HAMFT Trust so confirms.

Comment 6.	Please confirm that the Acquiring Fund will be able to effectively fulfill the role of an underlying fund for the other HAMFT Trust series following the Reorganization.

Response:	The HAMFT Trust confirms that the Acquiring Fund is expected to effectively fulfill the role of an underlying fund for certain other HAMFT Trust series following the Reorganization. The HAMFT Trust notes that the new Class H shares of the Acquiring Fund have been specifically structured to enable the other HAMFT Trust series to invest in the Acquiring Fund in the same manner that they previously invested in the Target Portfolio without interruption and without any change in fees or expenses.

Comment 7.	Please explain supplementally whether shareholders of the other series of HAMFT Trust that invest in the Target Portfolio will be asked to approve the reorganization.

Response:	The reorganization falls under Rule 17a-8 of the Investment Company Act of 1940 (the “1940 Act”), which permits reorganizations of affiliated investment companies to occur without shareholder approval provided the following conditions are met:

(1)	No policy of the Target Portfolio that, under Section 13 of the 1940 Act, could not be changed without shareholder approval (“fundamental investment policies”) is “materially different” from a policy of the Acquiring Fund.
(2)	No advisory contract between the Target Portfolio and any investment adviser thereof is “materially different” from an advisory contract between the Acquiring Fund and any investment adviser thereof, except for the identity of the investment companies as a party to the contract.
(3)	The members of the Board of the Target Portfolio who are not “interested persons” of the Target Portfolio (“Independent Trustees”) and who were elected by their shareholders must comprise a majority of the Independent Trustees of the Acquiring Fund.
(4)	Any distribution fees (as a percentage of average net assets) authorized to be paid by the Acquiring Fund pursuant to a Rule 12b-1 Plan are no greater than the distribution fees (as a percentage of average net assets) authorized to be paid by the Target Portfolio pursuant to such a plan.

All four conditions are satisfied with regard to the Reorganization:

(1)	The fundamental investment policies of the Target Portfolio are the same as the policies of the Acquiring Fund. Also, as indicated in the Acquiring Fund’s Registration Statement, the Acquiring Fund has a similar investment objective and similar investment policies and risks as the Target Portfolio.
(2)	Shareholders of the Acquiring Fund are being asked to approve a change in the Acquiring Fund’s management fee to implement the same 1.75% fee that is currently paid by the Target Portfolio (and indirectly paid by the Acquiring Fund). Upon approval of such proposal, on which the Reorganization is conditioned, the Acquiring Fund will have the same management fee as the Target Portfolio. The other terms of the advisory agreements for the Acquiring Fund and the Target Portfolio are substantially similar.
(3)	The same individuals, all of which have been elected by shareholders, make up the Board of Trustees of the Acquiring Fund and the Target Portfolio, and therefore the Independent Trustees of the Acquiring Fund who were elected by their shareholders are identical to the Independent Trustees of the Target Portfolio who were elected by their shareholders.
(4)	Like the Target Portfolio, the Class H shares of the Acquiring Fund will not charge any distribution fees.

Therefore, shareholder approval of the Reorganization is not required under Rule 17a-8.

Comment 8.	In the second paragraph of the answer to the question “How will the Reorganization work?,” please summarize the effects of the Reorganization on existing shareholders of the Acquiring Fund.

Response:	The following paragraph has been added to the above-referenced section: “Institutional Class shareholders of the Acquiring Fund will continue to hold Institutional Class shares of the Acquiring Fund following the Reorganization. The number and value of such Institutional Class shares will not be affected by the Reorganization.”

Comment 9.	Please confirm that no repositioning of the Target Portfolio’s assets is expected in connection with the Reorganization.

Response:	The HAMFT Trust so confirms.

Comment 10.	Please disclose the expected amount of expenses related to the Reorganization that are being paid by Hatteras Funds, LP.

Response:	The requested disclosure has been added to the Proxy Statement/Prospectus under “Introduction.”

Comment 11.	In the fourth paragraph under “Proposal 1,” please confirm whether the alternative of “the possible discontinuation of the Acquiring Fund’s investment in the Target Portfolio” is a feasible alternative to the approval of the New Management Fee and Reorganization.

Response:	The HAMFT Trust confirms that one alternative, should Proposal 1 not be approved by shareholders, would be for the Acquiring Fund to redeem its investment in the Target Portfolio and make direct investments in securities and other assets in pursuit of its objective and policies. The HAMFT Trust notes that such alternative would enable the Acquiring Fund to make direct investments, but would require a separate shareholder approval of a management fee for Hatteras Funds to be paid by the Fund.

Comment 12.	Please disclose a comparative fee table for Proposal 1. Please include a footnote regarding the indirect costs of investing in swaps, such as the following: “The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be __% for the fiscal year ended _____, 2014.”

Response:	The disclosure attached as Exhibit 2 has been added under “Proposal 1.”

Comment 13.	Under “Board Approval and Recommendation of the Change in Management Fee,” please add additional detail to the paragraph entitled “Costs of Services Provided and Profits Realized by the Advisor.”

Response:	The above-referenced paragraph has been revised to read as follows:
Costs of Services Provided and Profits Realized by the Advisor. In connection with the Trustees' consideration of the level of the advisory fees, the Trustees considered a number of factors. The Trustees also considered the fact that the Advisor will be entering into an Operating Services Agreement with the Trust, through which the Advisor will receive additional compensation for providing services to the Trust.
At meetings held on April 22, 2015 and December 9, 2015, the Board considered that the investment advisory fee of the Acquiring Fund was the same as the investment advisory fee of the Target Portfolio. The Board also considered that although the Acquiring Fund’s operating services fees would be greater after the reorganization, after taking into consideration the expense limitation agreement in effect, the total operating expense ratio of the Acquiring Fund would be no more than that which was then-currently being paid by the Target Portfolio.
At its December 9, 2015 meeting, the Trustees considered the relative profitability of the Advisor with respect to the services it provides to the Fund.  The Trustees’ analysis of the Fund’s advisory fee and overall expenses included a discussion and review of data concerning the current fee and expense ratios of the Fund (both gross and net) compared to peer groups.  The Board considered peer group comparisons, noting that the Fund’s overall expense ratios were within the range of fees and expenses paid by funds in the peer group.  The Trustees noted that the Advisor agreed to waive certain fees pursuant to a new operating expenses limitation agreement.  The Board also reviewed profitability and internal expense information provided by management.
Comment 14.	With respect to the recent change in investment objective of the Acquiring Fund, please confirm whether such change is expected to result in any repositioning of the Fund’s portfolio and explain the reason for the change.

Response:	The HAMFT Trust confirms that the change in investment objective is not expected to result in any repositioning of the Fund’s portfolio and was made to better align the Fund’s investment objective with its peer funds and to make it easier for investors to understand the Fund’s objective.

Comment 15.	In the table under “Comparison of Target Portfolio to the Acquiring Fund,” please add “Acquiring Fund” and “Target Portfolio” as headings for clarity.

Response:	The requested change has been made.

Comment 16.	Please confirm that the fee table in the Acquiring Fund’s registration statement on Form N-1A will match the fees contained in the Form N-14.

Response:	The HAMFT Trust so confirms.

Comment 17.	Please incorporate the financial statements of the Acquiring Fund for the fiscal year ended December 31, 2015 into the SAI of Form N-14 by reference.

Response:	The requested change has been made.

Comment 18.	Please confirm that the section entitled “Pro Forma Financial Information” addresses each item contained in the Commission’s “2010/11 Investment Company Industry Developments Audit Risk Alert.”

Response:	The following disclosure has been added to the above-referenced section: “In conjunction with the Reorganization and subject to shareholder approval, the Class H shares of the Acquiring Fund will adopt the same fee and expense structure as that of the Acquired Fund, including a 1.75% Management Fee and 0.25% Operating Services Fee.” The HAMFT Trust confirms that the above-referenced section addresses each item contained in the Commission’s “2010/11 Investment Company Industry Developments Audit Risk Alert.”

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the HAMFT Trust

Exhibit 1

The HAMFT Trust and UFT Trust believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Target Portfolio into the Acquiring Fund for the reasons discussed below.1

Portfolio Management
Hatteras Funds, LP is the investment adviser to both the Target Portfolio and the Acquiring Fund, and Messrs. Hennen and Powers are the portfolio managers for both the Target Portfolio and the Acquiring Fund. Additionally, a variety of firms currently serve as trading advisors to the Target Portfolio, and those firms will continue to serve as trading advisors to the Acquiring Fund following the reorganization. The identity of those firms is already disclosed in the registration statement for the Acquiring Fund, as the assets of the Acquiring Fund are already effectively managed by the trading advisory firms given the investment of substantially all of the assets of the Acquiring Fund in the Target Portfolio. Consequently, there will be continuity of management for the Target Portfolio shareholders as a result of the reorganization. This factor is neutral in determining the identity of the accounting and performance survivor.

Expense Structures and Expense Ratios
The expense structure of the Acquiring Fund following completion of the reorganization will reflect the advisory fees of the Target Portfolio (currently paid by the Acquiring Fund through its investment in the Target Portfolio). Additionally, the operating services fees, sales loads and distributions fees for the Acquiring Fund will survive the reorganization, except for the new Class H, which will not have any sales loads or distribution fees, akin to the Target Portfolio. The Acquiring Fund’s contracts with service providers will remain in place following the reorganization. Significantly, the classes of the Acquiring Fund will continue to be publicly offered following the reorganization, whereas the Target Portfolio is not currently publicly offered. Because the expense structures of the Acquiring Fund following the reorganization will more closely resemble those of the Acquiring Fund presently than those of the Target Portfolio, this factor favors the Acquiring Fund as the accounting and performance survivor.

Investment Objectives, Policies and Restrictions
The Acquiring Fund has a similar investment objective as the Target Portfolio.  The Acquiring Fund also has substantially similar strategies and risks as the Target Portfolio and has the same investment restrictions as the Target Portfolio. This factor is neutral in determining the identity of the accounting and performance survivor.

Portfolio Composition
Substantially all of the Acquiring Fund’s holdings are shares of the Target Portfolio. The Target Portfolio’s holdings are a variety of direct investments in securities and other assets. Following the reorganization, the Acquiring Fund’s holdings would reflect the current holdings of the Acquiring Fund, except that the Acquiring Fund’s investment in shares of the Target Portfolio would be replaced with the investments of the Target Portfolio. Consequently, there will be no notable difference in the investment exposure of Acquiring Fund shareholders as a result of the reorganization, and this factor is neutral in determining the identity of the accounting and performance survivor.

Asset Size
Because the Target Portfolio is used as the nearly exclusive underlying investment for the applicable Acquiring Fund, as well as an underlying investment for certain other series of HAMFT Trust, the Target Portfolio is inherently larger than the Acquiring Fund. This factor favors the Target Portfolio as the accounting and performance survivor.

An additional and significant factor is that the Acquiring Fund, including its Class H shares, will continue to be registered under the Securities Act of 1933 (the “Securities Act”) and publicly offered following the reorganization. In contrast, the Target Portfolio is not registered under the Securities Act and is not currently publicly offered. This factor favors the Acquiring Fund as the accounting and performance survivor.

For these reasons, the HAMFT Trust and UFT Trust believe that current and future shareholders of the Acquiring Fund will consider the Acquiring Fund’s performance history more relevant to their investment decisions than that of the Target Portfolio, and therefore believe that the Acquiring Fund is the appropriate survivor of the reorganization.

1   See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (factors to determine survivor for performance purposes (the “NAST Factors”)).

Exhibit 2

Comparison of Current Fees and Expenses

The following tables describe the fees and expenses associated with holding Institutional Class shares of the Acquiring Fund. In particular, the tables compare the fee and expense information for the Institutional Class shares of the Acquiring Fund and the pro forma estimated fees and expenses of the Institutional Class shares of the Acquiring Fund following the approval of the New Management Fee and Reorganization. The information shown in these tables is as of December 31, 2015. Pro forma expense ratios of the Acquiring Fund shown should not be considered an actual representation of future expenses or performance. Such pro forma expense ratios of the Acquiring Fund project anticipated expense levels, but actual ratios may be greater or less than those shown.

Fees and Expenses of the Acquiring Fund
	Acquiring Fund (current)		Acquiring Fund (pro forma)
Shareholder Fees (fees paid directly from your investment)		None		None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		None		1.75%
Distribution and Service (Rule 12b-1) Fees		None		None
Other Expenses		1.04%		1.19%
Operating Services Fee	0.59%		0.74%
Interest Expenses and Dividends on Short Positions of Underlying Investments	0.45%		0.45%
Acquired Fund Fees and Expenses		1.98%		0.00%
Total Annual Fund Operating Expenses(1)		3.02%		3.04%
Less: Fee Waivers and Expense Reimbursements		-0.08%		-0.10%
Net Annual Fund Operating Expenses(2)		2.94%		2.94%
(1)	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be 0.44% for the fiscal year ended December 31, 2015.
(2)	The net fees and expenses of the Fund (which exclude brokerage commissions and portfolio trading transfer tax, interest on Fund borrowings, dividends and interest paid on short sales, taxes, acquired fund fees and expenses associated with investments in non-affiliated investment companies, litigation and other extraordinary expenses) do not exceed 2.49% of the Fund’s average daily net assets (the “Expense Cap”). Hatteras Funds, LP (the “Advisor”) has contractually agreed to waive all or a portion of its operating services fees and/or pay expenses of the Fund to ensure that its Net Annual Fund Operating Expenses do not exceed the Expense Cap. The Expense Cap will remain in effect through at least April 30, 2017, and may be terminated only by the Trust’s Board of Trustees. The Advisor is permitted to recoup waived fees and expense reimbursements made during the prior three fiscal years, subject to the foregoing expense limits and the expense limits in place at the time of such waiver or reimbursement.

Example
This Example is intended to help you compare the cost of investing in the Fund’s Institutional Class with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the Expense Cap only in the first year).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Acquiring Fund	1 Year	3 Years	5 Years	10 Years
Current	$297	$926	$1,580	$3,331
Pro Forma	$297	$930	$1,588	$3,348